One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

February 13, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Forethought Variable Insurance Trust (the “Registrant”)
File Nos. 333-189870 and 811-22865
Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, is Post-Effective Amendment No. 2 (the “PEA”) to the Registrant’s registration statement on Form N-1A. This PEA is being filed solely for the purpose of registering shares of the FVIT Franklin Dividend and Income Managed Risk Portfolio, a new series of the Registrant.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 617.728.7171 or John O’Hanlon at 617.728.7111.

Very truly yours,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc:

Sarah Patterson

John O’Hanlon